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Overview Trashy creates value through a (potentially patentable) process transforming overlooked, upcycled raw material from agricultural waste streams into value-added CPG. Trashy's flagship line of organic vegetable chips addresses a white space in the $30bn salty snacking category. The brand's mission is to make eating vegetable-based nutrition more accessible for all. Trashy's vision is to create a sustainable food system that enables equitable access to nutritious foods and a transition to a circular future for CPG.

Flagship Product Trashy's flagship line of Trashy Chips are real veggie chips with more fiber than kale chips and less net carbs than tortilla chips. Trashy Chips fight food waste with internally-managed upcycled supply chain. Trashy Chips stand apart from the category as the ***only*** veggie chip made from real, fresh, organic green vegetables. Trashy Chips contain more than 5x the fiber of competitors (at 5g fiber per serving, nearly a full day's serving of fiber in a 5-ounce bag).

Trashy
JALAPEÑO LIME CHIPS
25

Business Model Trashy has developed a unique sourcing model by working collaboratively with mid- to large-scale vegetable growers and value-added processors to source upcycled side streams/byproducts. With **56 million lbs+ of untapped potential** in produce side streams, these inputs are cheap, and readily available. With just 2 active sourcing partnerships with a national juice brand and the largest carrot grower in the country, we have access to over 4 million pounds of vegetables per year. This low-cost input drives efficiency in our product margin, allowing us to deliver veggie chips made from organic vegetables at 10%-50% of the cost.

Market Size Driven by a growing consumer interest in healthier snack options, the $23bn veggie chip category (2030 projection) is experiencing double the growth of the tortilla & potato chip category at a **9% CAGR** (compared to 4%), driven by rising consumer education and interest in nutrition and better for you foods:

- 94% of Americans purchase salty snacks
- 74% seek healthier salty snack options

Sources: Freedonia, IBISWorld, IRI Data, Mintel.

Demand In-Place Trashy has worked with some of the best retailers and distributors in the country:

Ecommerce: gopuff, TikTok Shop, Thrive Market, Imperfect Foods, amazon

Natural Grocery: Bristol Farms, Whole Foods Market, Central Market, Sprouts Farmers Market, Fresh Thyme Market, Mollie Stone's Markets

Specialty: The Goods Mart, Erewhon, Juice Press, Foxtrot, Urban Outfitters

Winning on Shelf According to SPINS 2023 52-week data as of 7/1/2023, Pulp Pantry (Trashy) was the fastest growing brand in the veg & alternative chips category (Natural Channel, Southwest region) at a 382% dollar change from the year prior.

- Dollar per point of distribution is greater than leading brands, surpassing Simply7, Good Health, Late July.
- Average turns are equal to top 20 players' average.
- Category Rank #28 in Natural Enhanced channel overall out of 262 brands total, up from #38 (year ago).
- 50% velocity growth in Whole Foods Market in 2023, supported by demos.
- 30-40+% monthly returning customer rate online.

Company Profile

URL:
www.pulppantry.com
Industry: consumer packaged goods (food)
Employees: 2

Financial Information

Company Stage: generating revenue, seed stage

Previous Capital: $430,000 in invested equity capital, $800,000 remaining in Seed allocation.

Contact Kaitlin Mogentale (Founder) [redacted]